Filed pursuant to Rule 253(g)(2)

File No. 024-11648

This Supplement No. 1, dated April 4, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated March 27, 2023, of Landa App 2 LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

•	Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC NY LLC

LANDA APP 2 LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) updates the Master Series Tables found in the previously-filed Offering Circular of the Company and reflects the updated information set forth below regarding the series of the Company listed therein (collectively and individually the “Series”) and their underlying properties (the “Properties” and each a “Property”). The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here, as amended and supplemented; all other information in the Offering Circular is otherwise unchanged.

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
1.	Landa Series 8048 Old Plank Road (5)(6)	open	03/27/2023	-	0	0	0	58	191.47	8%
2.	Landa Series 137 Spring Valley Circle (5)	closed	12/03/2021	03/31/2023	10,000	68,203	1,470	191	37.27	8%
3.	Landa Series 2174 Scarbrough Road (5)	closed	12/03/2021	03/31/2023	10,000	66,954	1,550	135	36.82	8%
4.	Landa Series 3192 Lake Monroe Road (5)	closed	12/03/2021	04/19/2022	10,000	59,768.5	1,400	73	32.66	8%
5.	Landa Series 4085 Springvale Way (5)	closed	12/03/2021	08/25/2022	10,000	113,687	2,094.75	222	44.03	8%
6.	Landa Series 6716 Mopsy Lane (5)	open	03/27/2023	-	0	0	1,500	191	185.02	8%
7.	Landa Series 4126 Oriely Drive West (5)	open	03/27/2023	-	0	0	1,700	234	208.99	8%
8.	Landa Series 235 Celery Avenue North (5)(8)	open	03/27/2023	-	0	0	1,700	66	208.07	8%
9.	Landa Series 45 Robertford Drive (5)	closed	12/03/2021	04/19/2022	10,000	92,925	2,203.95	157	48.79	8%
10.	Landa Series 28 E Hammon Drive (5)	open	03/27/2023	-	0	0	1,600	58	194.24	8%
11.	Landa Series 303 Kellys Walk (5)	closed	12/03/2021	04/19/2022	10,000	105,377	1,837.5	35	43.63	8%
12.	Landa Series 153 Spring Valley Circle (5)	open	12/03/2021	-	9,863	84,139.28	1,675	187	35.88	8%
13.	Landa Series 580 Dorothy Street (5)(6)	open	03/27/2023	-	0	0	0	16	171.17	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
14.	Landa Series 126 Wildwood Road (5)	closed	12/03/2021	08/11/2022	10,000	69,321	0	190	34.36	8%
15.	Landa Series 3029 Cedaridge Drive (5)	open	03/27/2023	-	0	0	2,300	363	322.41	8%
16.	Landa Series 1120 9th Court (5)	open	03/27/2023	-	0	0	1,095	56	55.47	8%
17.	Landa Series 808 Home Trail (5)	open	03/27/2023	-	0	0	1,495	112	114.1	8%
18.	Landa Series 179 Poplar Springs Drive (5)	open	03/27/2023	-	0	0	950	19	59.49	8%
19.	Landa Series 4464 Willow Street (5)	open	03/27/2023	-	0	0	1,275	63	91.66	8%
20.	Landa Series 7817 3rd Avenue South (5)(6)	open	03/27/2023	-	0	0	0	59	50.24	8%
21.	Landa Series 301 Woodstream Drive (5)	open	03/27/2023	-	0	0	1,470	92	97.69	8%
22.	Landa Series 1434 Shirley Drive (5)	open	03/27/2023	-	0	0	1,800	192	188.7	8%
23.	Landa Series 8990 Doris Lane (5)	open	03/27/2023	-	0	0	1,300	85	115.76	8%
24.	Landa Series 1096 Vincent Drive (5)	open	03/27/2023	-	0	0	1,950	324	254.18	8%
25.	Landa Series 1713 Alfen Street (5)	open	03/27/2023	-	0	0	1,384	123	148.13	8%
26.	Landa Series 1744 Mountain Drive (5)	open	03/27/2023	-	0	0	955	28	65.62	8%
27.	Landa Series 6820 66th Street South (5)	open	03/27/2023	-	0	0	975	66	66.32	8%
28.	Landa Series 650 Willow Bend Lane (5)(6)	open	03/27/2023	-	0	0	0	41	65.48	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
29.	Landa Series 113 Hughes Avenue (5)(7)	open	03/27/2023	-	0	0	1,775	244	254.18	8%
30.	Landa Series 5844 Willow Crest Drive (5)	open	03/27/2023	-	0	0	1,450	64	89.65	8%
31.	Landa Series 1625 W McFarland Avenue (5)	open	03/27/2023	-	0	0	1,500	114	100.51	8%
32.	Landa Series 913 2nd Street (5)	open	03/27/2023	-	0	0	1,150	38	58.68	8%
33.	Landa Series 200 15th Court Northwest (5)	open	03/27/2023	-	0	0	1,000	19	55.47	8%
34.	Landa Series 503 8th Street South (5)(8)	open	03/27/2023	-	0	0	950	109	56.27	8%
35.	Landa Series 503 East Robinson Street (5)	open	03/27/2023	-	0	0	1,100	41	62.3	8%
36.	Landa Series 4037 Stone Drive (5)(8)	open	03/27/2023	-	0	0	1,275	98	80.4	8%
37.	Landa Series 4601 Sylvaner Lane (5)	open	03/27/2023	-	0	0	1,895	86	123.83	8%
38.	Landa Series 2150 Tishamingo Drive (5)	open	03/27/2023	-	0	0	1,200	113	63.51	8%
39.	Landa Series 340 17th Avenue Northwest (5)	open	03/27/2023	-	0	0	1,250	52	63	8%

(1)	All 10,000 Shares of this Series have been subscribed for and the Company is in the process of closing on the Series’ offering with the investors.

(2)	Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 10,000 Shares

(3)	The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(4)	Taxes on this Property may be subject to review and adjustment on a semi-annual basis.

(5)	The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(6)	This Property is currently vacant. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(7)	As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant, this Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(8)	The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of March.

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